FIRST MINING GOLD

TSX: **FF**
OTCQX: **FFMGF**
FRANKFURT: **FMG**

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

First Mining Completes Over-Subscribed $28.75 Million Bought Deal Financing

August 26, 2020 – Vancouver, Canada – First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has closed its previously announced upsized bought deal offering (the "Offering"). Pursuant to the Offering, the Company issued 57,500,000 units of the Company (the "Units") (including 7,500,000 Units issued in connection with the exercise in full of the over-allotment option granted to the Underwriters (as defined below) in connection with the Offering) at a price of $0.50 per Unit for aggregate gross proceeds of $28,750,000.

Each Unit consists of one common share in the capital of the Company (each a "Common Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles the holder to acquire, subject to adjustment in certain circumstances, one additional Common Share at a price of $0.70 for a period of 24 months following the closing of the Offering.

The Units were offered and sold through a syndicate of underwriters (collectively, the "Underwriters").

The Company intends to use the net proceeds of the Offering for exploration, development and permitting activities at its Canadian gold projects, potential acquisitions, as well as for working capital and general corporate purposes.

The Units issued under the Offering were offered by way of a prospectus supplement (the "Prospectus Supplement") to the Company's base shelf prospectus dated June 24, 2019. The Prospectus Supplement was filed in all of the provinces of Canada other than Québec and, together with the related Base Shelf Prospectus and documents incorporated by reference therein, is available on SEDAR at www.sedar.com.

The securities offered in the Offering have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and were not offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101"), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada, currently hosting a mineral resource base of 4.67 million ounces of gold in the Indicated category and 0.23 million ounces of gold in the Inferred category[1]. A Pre-Feasibility Study is underway, with completion targeted in early 2021, and permitting is on-going with submission of the Environmental Impact Statement targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. that is advancing the Goliath-Goldlund gold project towards construction. First Mining's eastern Canadian property portfolio also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Spiros Cacos | Vice President, Investor Relations
Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Note:

1. These numbers are from the independent technical report titled *"Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada"*, dated November 5, 2019, which was prepared by SRK Consulting (Canada) Inc. in accordance with National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101") and is available at www.sedar.com under First Mining's SEDAR profile. Readers are cautioned that the PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the use of net proceeds from the Offering; (ii) timing for the completion of a Pre-Feasibility Study for Springpole; (iii) timing for the submission of an Environmental Impact Statement for Springpole; (iv) the

Company's focus on advancing its assets towards production; (v) Treasury Metals advancing construction on the Goliath-Goldlund gold project; and (vi) realizing the value of the Company's gold projects for the Company's shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies

except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.